Exhibit 4.2

Description of ACCO Brands Corporation Securities
Registered under Section 12 of the Securities Exchange Act of 1934
The following description of the common stock of ACCO Brands Corporation (“ACCO Brands” or the “Company”) is only a summary and does not purport to be complete. It is qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law and to the Restated Certificate of Incorporation and By-laws, as amended, of ACCO Brands, each of which is filed as exhibit to ACCO Brands’ Annual Report on Form 10-K.
General
ACCO Brands is authorized to issue (i) 200,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The authorized shares of Common Stock and Preferred Stock are available for issuance without further action by the stockholders of ACCO Brands unless such action is required by applicable law or the rules of the securities exchange on which the securities of ACCO Brands are then listed or traded. No shares of Preferred Stock are presently outstanding.
Common Stock
Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors of ACCO Brands out of funds legally available for such purpose. Dividends may not be paid on Common Stock unless all accrued dividends on Preferred Stock, if any, have been paid or declared and set aside. In the event of ACCO Brands’ liquidation, dissolution or winding up, holders of Common Stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of outstanding Preferred Stock, if any.
Each holder of Common Stock is entitled to one vote for each share outstanding in the holder’s name. No holder of Common Stock is entitled to cumulate votes in voting for directors. Holders of Common Stock have no preemptive rights to subscribe for additional shares of Common Stock or any other Company securities, nor do holders of Common Stock have any redemption or conversion rights.
ACCO Brands common stock is listed on the New York Stock Exchange under the symbol “ACCO.” The transfer agent and registrar for the Common Stock is Broadridge Financial Solutions, Inc.
Certain Provisions of the Restated Certificate of Incorporation and By-laws of the Company
The Company’s Restated Certificate of Incorporation permits the Company to issue up to 25,000,000 shares of Preferred Stock in one or more series and with rights and preferences that may be fixed or designated by the Board of Directors without any further action by our stockholders. Such Preferred Stock, if issued, could have powers, preferences and rights senior to those of the Common Stock or operate to limit the rights of holders of Common Stock.
The By-laws of the Company provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for certain actions, including any derivative action or proceeding brought on behalf of the Company and actions asserting a claim for breach of a fiduciary duty by any director, officer or other employee of the Company. Further, if any action that is within the scope of actions enumerated in the By-laws is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, the stockholder will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with such action brought in any such court and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Certain of the provisions contained in ACCO Brands’ Restated Certificate of Incorporation and By-laws could have the effect of discouraging corporate transactions that might lead to a change in control of ACCO Brands. For example, the ACCO Brands Restated Certificate of Incorporation and/or By-laws:

•	permit the Board of Directors to issue shares of Preferred Stock in one or more series without further authorization of the stockholders of ACCO Brands;

·	prohibit stockholder action by written consent;

·	prohibit the ability of stockholders to call a special meeting of stockholders;

·
require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders and to comply with certain procedural and disclosure requirements;

·	require a supermajority vote for the removal of directors;

·
contain a fair price provision, pursuant to which a business combination (including, among other things, a merger or consolidation) between ACCO Brands or its subsidiaries and an interested stockholder (as defined in the Restated Certificate of Incorporation) requires approval by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote, unless the business combination is approved by at least two-thirds of the continuing directors or certain fair price criteria and procedural requirements specified in the fair price and related provisions are met; and

·
require the affirmative vote of at least 80% of the shares be obtained to amend or repeal the provisions of the Restated Certificate of Incorporation relating to the election and removal of directors or the right to act by written consent.

2